Exhibit 99.3

Certificate of Dissolution	Certificat de dissolution
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

CHAI-NA-TA CORP.
Corporate name / Dénomination sociale

118781-3
Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named	JE CERTIFIE que la société susmentionnée est
corporation is dissolved pursuant to section 211	dissoute conformément à l'article 211 de la Loi
of the Canada Business Corporations Act.	canadienne sur les sociétés par actions.

/s/ Marcie Girouard

Marcie Girouard
Director / Directeur

2012-09-26
Date of Dissolution (YYYY-MM-DD)
Date de dissolution (AAAA-MM-JJ)